Enterra Energy Trust Completes Borrowing Base Review

CALGARY, ALBERTA -- (Marketwire – October 1, 2007) - Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN, NYSE: ENT) is pleased to announce that the review of the allowable borrowing base under the Trust’s senior credit facilities, press released on September 17, 2007, has been completed and will remain at $160 million with no reduction.  The Trust will continue to redirect cash, that otherwise would have been distributed to unitholders, to the repayment of debt.

The completion of this review by the senior bank syndicate does not impact Enterra’s $40 million second lien credit facility which is due on November 20, 2007.  The Trust remains in compliance with all financial covenants under its credit facilities and is exploring several alternatives to address the repayment of the second lien facility, including the use of proceeds from the asset divestiture program currently underway.

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Rhonda Bennetto

Kristin Mason

Manager, Investor Relations

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

(403) 263-0262 or (877) 263-0262